SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

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Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

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00437P107

(CUSIP Number of Class of Securities)

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David E. Hertzel, Esq.

General Counsel

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

______________________

Copy to:

Aileen C. Meehan, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☑  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued on June 4, 2007:

Contacts

For Accredited Home Lenders Holding Co.:

Rick Howe

(858) 676-2148

For Lone Star Funds:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

FOR IMMEDIATE RELEASE

ACCREDITED ENTERS INTO DEFINITIVE AGREEMENT WITH LONE STAR FUNDS

SAN DIEGO and DALLAS, June 4, 2007 — Accredited Home Lenders Holding Co. (NASDAQ: LEND) (“Accredited” or “Company”), a nationwide mortgage company specializing in non-prime residential mortgage loans, and Lone Star Fund V (U.S.) L.P., through its affiliate Lone Star U.S. Acquisitions, LLC (“Lone Star”), today announced that they have entered into a definitive merger agreement pursuant to which Lone Star has agreed to acquire all of the common stock of the Company in an all-cash transaction.

Under the terms of the agreement, Lone Star will acquire each outstanding share of Accredited common stock at a price of $15.10 per share, for a total consideration of approximately $400 million on a fully diluted basis. The acquisition is structured as an all-cash tender offer for all outstanding shares of Accredited common stock to be followed by a merger in which each remaining untendered share of Accredited will be converted into the same $15.10 cash per share price paid in the tender offer. The outstanding 9.75% Series A Perpetual Cumulative Preferred Shares, par value $1.00 per share (the “Series A Preferred”), of Accredited Mortgage Loan REIT Trust (NYSE: AHH.PrA) will continue to remain outstanding.

James A. Konrath, chairman and chief executive officer of Accredited, said, “After a careful analysis, we believe this agreement is the best alternative available to protect shareholder value and provide the capital we need to support the Company’s business over the long-term. In Lone Star, we have found a partner who has a record of helping companies like ours successfully address financial and operational challenges. We look forward to working with Lone Star to create a stronger future for Accredited, our employees, and our customers.”

Len Allen, president of Lone Star Funds’ U.S. operations, said, “We share the Accredited team’s vision for the Company and their diversified approach to the non-prime market. With our additional experience and capital, we are confident that Accredited can successfully manage through the current industry dynamics and leverage the platform.”

The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding Accredited shares on a fully-diluted basis and other regulatory approvals. The tender offer is expected to commence within ten business days, and the transaction is expected to close in the third quarter of this year, unless extended. The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 9.7% to Accredited’s closing share price of $13.76 on June 1, 2007, the last business day prior to Accredited’s announcement of this transaction, and a premium of approximately 13.3% versus Accredited’s 20-day volume weighted average share price ending on June 1, 2007.

Accredited’s Board of Directors, on the unanimous recommendation of a Special Committee composed entirely of independent directors, has unanimously approved the transaction. The acquisition will be effected pursuant to a merger agreement.

Accredited is represented in the transaction by its financial advisors, Bear, Stearns & Co. Inc., Friedman, Billings, Ramsey Group Inc. and Houlihan Lokey Howard & Zukin, and its legal counsel, Dewey Ballantine LLP and Morris, Nichols, Arsht & Tunnell LLP. Bear, Stearns & Co. Inc. and Houlihan Lokey Howard & Zukin each rendered an opinion to Accredited’s Special Committee regarding the fairness, from a financial point of view, of the consideration to be received by Accredited’s stockholders pursuant to the tender offer and the merger. Accredited retained Bear, Stearns & Co. Inc. as financial advisor in connection with a formal process to explore “strategic alternatives” and in arranging a $230 million term loan from Farallon Capital, LLC in April 2007. Lone Star is represented in the transaction by its financial advisor Piper Jaffray & Co., and its legal counsel, Sullivan & Cromwell LLP.

About Accredited Home Lenders Holding Co.

Accredited Home Lenders Holding Co. is a mortgage company operating throughout the U.S. and in Canada. Accredited originates, finances, securitizes, services, and sells non-prime mortgage loans secured by residential real estate. Founded in 1990, the company is headquartered in San Diego. Additional information may be found at www.accredhome.com.

About Accredited Mortgage Loan REIT Trust

Accredited Mortgage Loan REIT Trust, a subsidiary of Accredited Home Lenders Holding Co., is a Maryland real estate investment trust that was formed in May 2004 for the purpose of acquiring, holding and managing real estate assets.

About Lone Star Funds

Lone Star is a leading U.S. private equity firm. Since 1995, the principals of Lone Star have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate related assets and select corporate opportunities. Additional information may be found at www.lonestarfunds.com.

Forward Looking Statements

Certain matters discussed in this news release, including without limitation completion of the tender offer and merger and any expected benefits of the merger, constitute forward-looking statements within the meaning of the federal securities laws. Completion of the tender offer and merger is subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will be completed. In addition, actual results and the timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors, including but not limited to, the risk factors and other disclosures contained in Accredited Home Lenders Holding Co.’s annual reports on Form 10-K for the period ended December 31, 2005, its reports on Form 10-Q for the first, second and third quarters of 2006, and the other disclosures contained in documents filed by the Company with the SEC. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Lone Star with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Accredited with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.

The following electronic mail message was sent to all employees of Accredited Home Lenders Holding Co. on June 4, 2007 on behalf of the following officers of Accredited Home Lenders Holding Co — James Konrath, Chairman of the Board and Chief Executive Officer; Joseph Lydon, President and Chief Operating Officer; Stuart Marvin, Executive Vice President, and Jeff Crawford, Director of Operations:

To All Accredited, Accredited Canada, and Home Funds Direct Employees:

We issued the attached press release earlier this morning announcing that Accredited entered into a definitive agreement under which affiliates of Lone Star Fund V (U.S.), L.P. agreed to acquire all of the common stock of Accredited in an all-cash transaction at $15.10 per share, or for total consideration of about $400 million. The acquisition is structured as an all-cash tender offer for all outstanding shares of Accredited common stock.

Our board of directors, which unanimously voted in favor of this transaction, considers this strategic option to be in the best interest of all Accredited’s stockholders. We also believe that it will be in the best interest of Accredited’s employees, clients and customers. The transaction is structured to allow Accredited to continue competing in the non-prime mortgage market and manage our company utilizing the strengths of our company – a strong focus on bottom-line results, a deep and experienced management team, and best-in-class employees – that we believe will only be enhanced during these turbulent times and beyond by the strong capital base of Lone Star.

We know that you have some questions about this transaction and what it means to you and your associates. We will answer as many of them as soon as possible, but let us start with a few of the immediate issues.

■	Why did we accept an offer for the common stock of the company?

As we have told you and the public, we have been considering a variety of strategic options to enhance our liquidity, take advantage of opportunities in the market, and build for the future. While many of the well-documented steps that we took throughout the tumultuous non-prime mortgage market of 2007 prevented us from suffering the same fate as over 50 of our competitors, an alliance with a strong partner is, we believe, the best alternative to ensure the long-term success of the company. We believe that Lone Star is exactly that kind of partner for the future.

In addition, as a public company, we are stewards of other people’s money, a duty that we take very seriously. With this transaction, we are delivering on our responsibility to act in the best interest of all of our stockholders. After consideration of available alternatives, we believe that our transaction with Lone Star will deliver the best outcome for all of Accredited and its employees.

■	Who is Lone Star?

Lone Star is part of a global private equity group based in Dallas with affiliates in, among other places, London, Tokyo, Taipei, Dublin, Berlin and Bermuda. The Lone Star family of funds has raised more than $13.3 billion to invest globally and has closed more than 500 public and private transactions at an aggregate purchase price of approximately $20 billion.

Lone Star is an investment fund that seeks to invest in companies and management teams that it believes will produce a satisfactory return. It is not a mortgage company that intends to manage Accredited’s business as part of a larger mortgage lending group. We are very pleased that Lone Star has chosen Accredited as one of its investments, thereby aligning the company with a very strong and experienced partner.

■	How will the acquisition of the common stock of the company by Lone Star affect our business?

This transaction means that Accredited can go forward with its business as before, but with greater access to capital and resources for the future. Lone Star has stated that one of their highest priorities is the retention of Accredited’s superior management, staff and culture. The four of us will remain in our current respective roles in managing the company. You should each take this transaction as a compliment to the value you bring to Accredited every day, and embrace this change as a positive new opportunity for you and the company.

■	How will the acquisition of the common stock of the company by Lone Star affect my benefits such as medical insurance, 401K, options, and deferred compensation?

All current employee benefits are expected to remain in place after the transaction, as before. Beyond that, certain stock plans will be impacted and we will communicate any changes to you as soon as possible.

■	When will the acquisition of the common stock of the company by Lone Star be completed?

A specific closing date has not been established. The transaction will close more quickly if more than 90% of LEND shares outstanding are turned in for cash, or tendered. If less than 90% of shares outstanding are tendered, we will be required to hold a special meeting of stockholders to solicit stockholder vote to approve the transaction. We expect the transaction to be completed some time in the third quarter of this year. In addition, among other conditions, we must get approval from various regulatory authorities prior to closing.

We hope to have answered most of your questions at this point in time and will communicate further in the coming days and weeks. Please direct any questions to your supervisor or Rick Howe, our Director of Corporate Communications, at rhowe@accredhome.com.

In the meantime, we ask you to stay focused on the business of making and collecting good loans; to know that you will be treated fairly and consistent with our Mission/Vision/Values and Deeds of Trust; and, most of all, to be positive in the knowledge that this transaction with Lone Star is in the best interest of our business, stockholders and customers.

As always, we thank you for your dedication and hard work, and we look forward to communicating more and often with you throughout the process.

Jim, Joe, Stu and Jeff

Additional Information

The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available because they will contain important information. The tender offer statement will be filed by Lone Star with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Accredited with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.